Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries.	Jurisdiction	Short Name

Ampla Energia e Serviços S.A.	Brazil	Ampla
Centrais Elétricas Cachoeira Dourada S.A.	Brazil	Cachoeira Dourada
Central Costanera S.A.	Argentina	Costanera
Central Dock Sud S.A.	Argentina	Dock Sud
Central Geradora Termelétrica Fortaleza S.A.	Brazil	Fortaleza
Chilectra S.A.	Chile	Chilectra
Codensa S.A. E.S.P.	Colombia	Codensa
Companhia de Interconexão Energética S.A.	Brazil	CIEN
Compañía Eléctrica Tarapacá S.A.	Chile	Celta
Companhía Energética de Ceará S.A.	Brazil	Coelce
Edegel S.A.A.	Peru	Edegel
Emgesa S.A. E.S.P.	Colombia	Emgesa
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peru	Edelnor
Empresa Distribuidora Sur S.A.	Argentina	Edesur
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
Empresa Eléctrica de Piura S.A.	Peru	EEPSA
Empresa Nacional de Electricidad S.A.	Chile	Endesa Chile
Enel Brasil S.A.	Brazil	Enel Brasil
Hidroeléctrica El Chocón S.A.	Argentina	El Chocón
GasAtacama S.A.	Chile	GasAtacama